SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 25, 2011

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Company Secretariat
25 February 2011

To:
Australian Securities Exchange
London Stock Exchange

cc:
New York Stock Exchange
JSE Limited

Notification of Change of Interests of Directors and Connected Persons
(Australian Securities Exchange Listing Rules Appendix 3Y)
(Listing Rules & Disclosure and Transparency Rules of the UK Listing Authority)

Name of entities
BHP Billiton Limited ABN 49 004 028 077
BHP Billiton Plc REG NO 3196209

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Limited or BHP Billiton Plc have primary or secondary listings, all those interests of directors and persons discharging managerial responsibilities of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Securities Exchange (ASX) Listing Rules, the Listing Rules and Disclosure and Transparency Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Acts and the Group’s Securities Dealing document.

We (the entities) advise the following information under ASX Listing Rule 3.19A.2, the UK Listing Authority Disclosure and Transparency Rule 3.1.4 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and in accordance with the Group’s Securities Dealing document.

Name of director:
Mr A L Boeckmann

Date of last notice:
26 November 2010

Date issuer informed of transaction:
24 February 2011

Date and place of transaction:
23 February 2011 on the New York Stock Exchange

Nature of transaction:
On-market purchase of 350 BHP Billiton Plc American Depositary Shares (representing 700 BHP Billiton Plc shares) and 240 BHP Billiton Limited American Depositary Shares (representing 480 BHP Billiton Limited shares) on the New York Stock Exchange.

Part 1 – Change of relevant interests in securities

Included in this Part are:
• in the case of a trust, interests in the trust made available by the responsible entity of the trust;
• details of the circumstance giving rise to the relevant interest;
• details and estimated valuation if the consideration is non-cash; and
• changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest:
Direct

Nature of indirect interest:
(including registered holder)
The registered holder is Cede and Company who holds the shares for the Alan L. Boeckmann Living Trust. Mr Boeckmann has a beneficial interest.
No change to the indirect holding.

Date of change:
23 February 2011

No. of securities held prior to change

Direct:
• 1,565 BHP Billiton Plc ADRs (representing 3,130 BHP Billiton Plc shares); and
• 905 BHP Billiton Limited ADRs (representing 1,810 BHP Billiton Limited shares).

Indirect:
• 1,025 BHP Billiton Plc ADRs (representing 2,050 BHP Billiton Plc shares); and
• 1,020 BHP Billiton Limited ADRs (representing 2,040 BHP Billiton Limited shares).

Class:
American Depositary Shares (ADRs) in BHP Billiton Plc and in BHP Billiton Limited

Number acquired:
350 ADRs (representing 700 BHP Billiton Plc shares)
240 ADRs (representing 480 BHP Billiton Limited shares)

Number disposed:
—

Value/Consideration:
US$76.44 per BHP Billiton Plc ADR (average)
US$91.85 per BHP Billiton Limited ADR (average)

No. of securities held after change

Direct:
• 1,915 BHP Billiton Plc ADRs (representing 3,830 BHP Billiton Plc shares); and
• 1,145 BHP Billiton Limited ADRs (representing 2,290 BHP Billiton Limited shares).

Indirect:
• 1,025 BHP Billiton Plc ADRs (representing 2,050 BHP Billiton Plc shares); and
• 1,020 BHP Billiton Limited ADRs (representing 2,040 BHP Billiton Limited shares).

Nature of change
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back:
On-market purchase of BHP Billiton Plc and BHP Billiton Limited ADRs

Any additional information:
The shares are jointly held.

Part 2– Change of interests in contracts other than as described in Part 3
Included in this Part are:
• only details of a contract in relation to which the interest has changed; and
• details and estimated valuation if the consideration is non-cash.

Detail of contract:
—

Nature of interest:
—

Name of registered holder
(if issued securities):
—
No. and class of securities to which interest related prior to change:
—

Interest acquired:
—

Interest disposed:
—

Value/Consideration:
—

Interest after change:
—

Part 3 – Closed period

Were the interests in the securities or contracts detailed above traded during a closed period where prior written clearance was required?
No.

If so, was prior written clearance provided to allow the trade to proceed during this period?
—

If prior written clearance was provided, on what date was this provided?
—

Part 4 – Change of interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant:
—

Period during which or date on which exercisable:
—

Total amount paid (if any) for the grant:
—

Description of securities involved class; number:
—

Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
—

Total number of securities over which options or other rights held at the date of this notice:
—

Any additional information:
—

Part 5 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities

Fiona Smith – BHP Billiton Limited

Geof Stapledon – BHP Billiton Plc

Contact details

Fiona Smith
Tel:        +61 3 9609 3179
Fax:        +61 3 9609 4372

Geof Stapledon
Tel:        +44 20 7802 4176
Fax:        +44 20 7802 3054

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street Melbourne Victoria 3000

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place London SW1V 1BH United Kingdom

The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077)
Date : February 27, 2011	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary